UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 13 July 2018

ASX RELEASE

13 July 2018

KAZIA DIVESTS ATM DISCOVERY PROGRAM

Sydney, 13 July 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to announce that it has successfully negotiated a divestment of its next generation anti-tropomyosin (ATM) discovery research program to TroBio Therapeutics Pty Ltd (TroBio), a privately-held biotechnology company based in Sydney, Australia.

Key Points

•	Next generation anti-tropomyosin program for potential new cancer therapies to be divested to TroBio Therapeutics Pty Ltd, a privately-held Australian biotechnology company

•	Kazia intends to support novation of CRC-P grant to TroBio, subject to approval by relevant Government department, and will have no further financial obligations to project

•	Kazia to take a 12% equity interest in TroBio, protected from dilution for a period of 12 months

The ATM discovery research program commenced in early 2017 as a partnership between Kazia, the University of New South Wales, and ICP Firefly, a privately-held contract research organisation. The program is substantially funded through an Australian Federal Government Cooperative Research Centre Project (CRC-P) grant from the Department of Industry, Innovation, and Science (DIIS). In March 2018, Kazia advised the market that it had deprioritized the program in order to concentrate resources on its clinical portfolio, which provides the opportunity for a more near-term return on investment.

TroBio Therapeutics Pty Ltd is a privately-held start-up whose key personnel hold extensive pre-existing expertise in drug discovery and development. Under the terms of the agreement, Kazia will release all interests in the next-generation ATM research to TroBio, in return for a 12% equity interest in the company, which is protected from dilution for a period of 12 months. TroBio will assume all future costs associated with the program. Kazia will provide limited support to TroBio over a transition period to ensure continuity and to allow it to access appropriate resources and capabilities to progress the research. The remaining portion of the CRC-P grant will be novated to TroBio, and completion of the transaction is contingent on this being acceptable to the DIIS.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

Kazia CEO, Dr James Garner, commented, “while we consider the next generation ATM program to be of significant scientific interest and therapeutic potential, our strategy has been to focus the company’s resources on those activities which we believe represent the best opportunity to build value for shareholders in the near-term. We have two promising assets in clinical trials – GDC-0084 for glioblastoma multiforme and Cantrixil for ovarian cancer – and our attention is wholly focused at present on driving those programs forward.

In the meantime, we have been proud to put our early-stage intellectual property into the hands of other parties who are well placed to give it the focus it deserves, while providing Kazia with a share in the upside resulting from successful development of these early-stage assets. The TroBio transaction is the conclusion of several such negotiations, which have in aggregate allowed Kazia to become a clinical-stage company while continuing to maintain an interest in the early-stage programs.

We are confident that TroBio will bring their considerable expertise and absolute commitment to the next generation ATM program, and we wish them every success with this promising research. As enthusiastic shareholders in the company, we look forward to following their progress with keen interest.”

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in March 2018. Initial data is expected in early calendar 2019.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented in June 2018 and the study remains ongoing.

For more information, please visit www.kaziatherapeutics.com.